May 4, 2007

Via Facsimile: 202-772-9209

Ms. Yolanda Crittendon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561

Re:	Campbell Fund Trust
Form 10-K for the Fiscal Year Ended December 31, 2006
File Nos. 000-50264

Dear Ms Crittendon:

I am writing in response to your letter dated April 23, 2007 to Bruce Cleland regarding the above-referenced filing.

We appreciate the Commission Staff’s comments raised in your letter and, as we have discussed, agree with the comments.

Form 10-K

Report of Independent Registered Public Accounting Firm, page 37

We comply with the requirements of Article 2 of Regulation S-X, because we have the original accountant’s report in our possession, which does indicate the city and state where issued. We will also confirm that the city and state where issued will be included in future filings.

Exhibits 31.1 and 31.2

As suggested in your letter, in future filings, the identification of the certifying individual at the beginning of the certification will be revised so as not to include the individual’s title.

We will be filing this letter on EDGAR. We recognize that the companies are responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call me with any questions at 410-842-4060.

Sincerely,

Thomas P. Lloyd
General Counsel